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                                                         Exhibit 99(a)(5)(iii)

For Immediate Release

KENNY INDUSTRIAL SERVICES, L.L.C.:
CONTACT: Michael G. Rothman
PHONE: (321) 645-9000
EMAIL:mrothman@kennyis.com

            CANISCO ACQUISITION, INC. COMMENCES $1.00 PER SHARE
                 TENDER OFFER FOR ALL OUTSTANDING SHARES OF
                           CANISCO RESOURCES, INC.

CHICAGO, IL--July 17, 2000--Kenny Industrial Services, L.L.C. ("Kenny") announced today that its indirect wholly owned subsidiary, Canisco Acquisition, Inc. (the "Merger Subsidiary"), has commenced a cash tender offer for all the outstanding shares of Canisco Resources, Inc. (the "Company") common stock at a price of $1.00 per Company share. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, August 11, 2000, unless extended.

As previously announced, on June 28, 2000, Kenny and Merger Subsidiary signed a definitive merger agreement for the acquisition of the Company for $1.00 per share in cash. The Company's board of directors has unanimously approved the tender offer and the merger and determined that both the tender offer and the merger are advisable and in the best interests of the Company and its stockholders, and is fair and equitable to the Company's stockholders. The Company's board unanimously recommended that the Company's stockholders accept Merger Subsidiary's offer and tender their shares. In addition, all Company officers and directors who own shares in the Company have entered into a voting agreement whereby they agree to not vote in favor of any other acquisition proposal or transfer their shares other than pursuant to the tender offer. The Company will mail its formal recommendation to stockholders at the same time Merger Subsidiary mails its tender offer materials.

The tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date, that number of shares which, when added to the shares beneficially owned by Kenny and Merger Subsidiary (if any), represents at least a majority of the total number of outstanding shares of the Company on a fully diluted basis on the date shares are accepted for payment. The complete terms and conditions of the tender offer are set forth in the offering documents being filed today with the Securities and Exchange Commission.

Morrow & Co., Inc. is acting as Information Agent for Merger Subsidiary's offer. Copies of Merger Subsidiary's tender offer materials can be obtained from the Information Agent by calling (800) 566-9061.

Kenny is a leading provider of industrial services, particularly industrial cleaning and coating services, to over 700 customers in a broad range of industries, including steel, utility, general contracting, pulp and paper, petrochemical and other heavy manufacturing. Kenny's services, which require the use of Kenny-owned equipment and specially trained personnel, are typically provided at the customer's facilities during plant operations, regularly scheduled plant outages and emergency situations. Kenny currently has 25 offices located in the South, Midwest, and West.

The company provides versatile services supporting operations and facility maintenance for the power generation, pulp and paper and petro chemical markets as well as general industry.